Exhibit 99.2

NBC Universal Creates an exceptional media company Creates value for Vivendi Universal shareholders

Legal Disclaimer Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the proposed transaction will not materialize in the timing or manner, or with the resulting synergies, described herein; the parties will not be able to obtain the regulatory, competition or other approvals necessary to complete the proposed transaction; that the new entity, NBC Universal, will be unable to further identify, develop and achieve success for new products, services and technologies; NBC Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce NBC Universal's revenue and/or income; NBC Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Jean-Rene FOURTOU Chairman and Chief Executive Officer

Creates value for Vivendi Universal Shareholders Creates an exceptional media company Unique opportunity to merge complementary assets Upside from synergies Strengthen VUE's assets to achieve a critical size Risk reduced through revenue diversification Experienced management team with varied media expertise Achieves Vivendi Universal's objectives Value of $14 billion for VUE Significant contribution to earnings growth and debt reduction Long term partnership with GE

Compelling Brands Compelling Brands One of the world's most profitable and fastest-growing media companies, offering consumers and advertisers broad reach, compelling brands and superior operational expertise. expertise. expertise. expertise. expertise. #1 Ranked NBC Television Network Universal Pictures Leading cable channels USA Network Sci Fi Channel CNBC MSNBC Bravo Trio Universal and NBC TV Production NBC's Owned and Operated Telemundo Universal Theme Parks

NBC Universal 80% owned by GE, 20% held by VUE shareholders 2003 Pro forma Projections Revenues - $13B EBITDA - $3B Operating Margins ~ 20% Debt - $1.7B Targeted synergies $400 to $500M / year Broad balance of revenue sources including Advertising ~ 50% Subscriber Fees ~ 10% TV production , movies and parks ~ 40% Highest operating margins of any major television media company in the United States projected for 2003 Networks & Stations 5.8 Motion Picture 4 TV Production & Syndication 1.1 Cable Networks 1.8 Parks & Resorts 0.4 Motion Pictures Production & Syndication Theme Parks Networks & Stations 2003E Pro Forma Revenue $13 B Cable Networks

Benefits Of The Merger Revenue Synergies of ~ $100 million Pre-eminent promotion engine Content drives new platforms Ad sales opportunity Combined TV production Cost savings of ~ $350 million Advertising and promotion Sourcing Program development Overlapping Structures Corporate Support Information Technology Creates value through $400-$500 million in synergies

Vivendi Universal - 2004 Revenue projected to exceed €17 billion (excluding VUE) Net debt projected to be below €5 billion at year end A profitable company: Generating cash-flow With resources available for external growth Able to distribute dividends A managed and profitable Media and Telecommunications company with low debt

A Media & Telecommunications Company by end of 2004 Media Canal+ Group Universal Music VUGames 20% NBC-Universal * & Telecom SFR-Cegetel Maroc Telecom * Including VUE minority shareholders

Jean-Bernard LEVY Chief Operating Officer

Valuation NBC Universal estimated value of $43 billion VUE valued at $14 billion 13.4 X EBITDA of $1 billion + $600 million of unconsolidated assets VUE shareholders receive 20% of NBC Universal $1.7 billion reduction in debt $3.8 billion of cash UCI is retained by VUE shareholders

Next Steps Regulatory review Anti Trust Review US European Commission and Other FCC review Opportunities to hold discussions with InterActive Corporation Potential for incremental benefits to all parties through a restructuring of IACI's investments in VUE NBC Universal deal expected to close in the first half of 2004

Financial Impact on Vivendi Universal VUE shareholders will retain 20% of NBC Universal VUE shareholders are expected to receive their share of $3.8 billion in cash of which Vivendi Universal, as 86% owner of VUE, is expected to receive approximately $3.3 billion Vivendi Universal will benefit from $1.7 billion debt reduction Slightly above Vivendi Universal's book value in dollars Contributes to Vivendi Universal's EPS growth Pro rata share of cash and dividends Regular and growing cash flow growth projected in 2004 and 2005

Flexible, Guaranteed Exit at Fair Market Value Exit windows selected by Vivendi Universal $3 billion guaranteed in 2006 $4 billion each year starting in 2007 GE selects IPO or Pre-emption Pre-emption fair market value Post IPO liquidity through market GE can call VU's stake five years after closing NBC Universal valued at higher of original transaction value or fair market value

Long term partnership with NBC Universal Commercial agreements between Vivendi Universal and NBC Universal Universal Music Group Vivendi Universal Games Vivendi Universal will have three seats out of fifteen on NBC Universal's Board of Directors Vivendi Universal, General Electric and NBC Universal continue to develop joint opportunities through strategic committee

NBC Universal Creates an exceptional media company Creates value for Vivendi Universal shareholders

Appendix

Competitive Position Source: MSDW Research and General Electric 2003E ($ Billion) $13B $16B $12B $18B $17B Profitable ... Diversified ... Growing Cable Ad Sales Cable Fees Broadcast Film & TV Total Sales $13B $27B $42B $17B $27B Op. Profit % 20% 19% 14% 12% 11%

Pro-forma Projected Financials Network & Stations $5.8 $0 $5.8 Motion Picture $0 $4.0 $4.0 TV Production & Synd. $0.3 $0.8 $1.1 Cable Networks $0.6 $1.2 $1.8 Parks & Resorts $0 $0.4 $0.4 TOTAL REVENUE ~$6.7 ~$6.4 ~$13.1 Source - GE's NBC Universal slide presentation 10/03 ~ $13 Complimentary and Diverse ... Great Combination (2003E, $ Billion)

Networks and Stations

($ Billion)

Revenue

+ 10% CAGR

+ 5% ex Telemundo



$4.9
~$5.8
Network
Stations
'01
'03E

Operating Profit % ~20%

NBC UNIVERSAL

- #1 Broadcast Network with Highest Quality Audience
- #2 US Hispanic Network
- 29 Owned & Operated Stations and 200+ Affiliates
- #1 News Organization
- Key Sports Brands
- Synergy Opportunities:
  - Cross-Platform Promotion
  - Optimize TV Production and Distribution
  - Multi-cast Programming
  - Promote Parks With Strong Southern California Presence

Most Profitable Network and Station Group

October 8, 2003

Source – GE's NBC Universal slide presentation 10/03

20

Motion Pictures

($ Billion)

Revenue

+ 10% CAGR


$3.4
~$4.0
'01
'03E

Operating Profit % ~10%


NBC
JURASSIC PARK
JAWS

NBC UNIVERSAL

- Successful Box Office Record
  - Five $100MM+ Titles in '03
  - Robust Talent Pipeline
- Valuable Library of ~5,000 Titles
- Excellent Management Team with Strong Track Record and Operating Discipline
- Synergy Opportunities:
  - Cross-platform Marketing & Promotion
  - Content for Emerging Distribution Pipes (VOD, Digital)

Strong Franchise … Enormous Content Resource

October 8, 2003

Source – GE's NBC Universal slide presentation 10/03

21

VIVENDI UNIVERSAL

Motion Pictures Characteristics


~$4.0
TV Licensing & Other
Home Video
Theatrical
2003 E

Concern	Mitigant
Short Cycle / Limited Predictability	Library Provides Steady Cash-Flows… Universal Owns 3rd Largest
Dependent on Box Office Performance… Mature	Multiple Revenue Streams… Box Office < 25% of Total
Growing Cost / Capital Intensity	Strong Operating Disciplines …Manageable # of Releases …Rigorous "Green Light" Process …Tightly Controlled Costs (Adv.) …Risk Sharing Strategies
	Strong Track Record Under Experienced Universal Leadership Team

Traditional and New Trends Mitigate Inherent Volatility of Film Business

October 8, 2003
Source – GE's NBC Universal slide presentation 10/03
22
VIVENDI UNIVERSAL

TV Production and Syndication

($ Billion)

NBC UNIVERSAL

Revenue

+ 5% CAGR


~$1.1
$1.0
'01
'03E

Operating Profit % ~15%

- ~50% of NBC Prime-Time Schedule
- Extensive Television Library of 32,000 Episodes
- Investing in 1st Run Syndication
- Synergy Opportunities
  - Infrastructure
  - Effective Development… Pilots & Scripts Across Multiple Platforms
  - Vertical Integration



Ownership, Partnership, Vertical Integration

… Significant Revenue Opportunities for NBC Universal

October 8, 2003

Source – GE's NBC Universal slide presentation 10/03

23

VIVENDI UNIVERSAL

Cable Networks

($ Billion)

NBC UNIVERSAL

Revenue

+ 10% CAGR


~$2.1
$1.8
*
*
'01
'03E

Operating Profit % ~40%

Broad Reach

Popular Brands & Content

Hi-Definition Content

Synergy Opportunities

- Infrastructure
- Cross-Channel Programming
- Cross-Platform Promotion Opportunity
- Attractive Package of Program Offerings…VOD, Olympics

Great content and Popular Brands Key to Growth

*Minority or JV Interest; Includes pro-rata Revenues of JV & Minority Investments

Source – GE's NBC Universal slide presentation 10/03

October 8, 2003

24

VIVENDI UNIVERSAL

Parks and Resorts

($ Billion)

Revenue

+ 10% CAGR



$0.4
~$0.4
'01
'03E

Operating Profit % ~10-12%



ISLANDS OF ADVENTURE



UNIVERSAL STUDIOS
FLORIDA

NBC UNIVERSAL

- Revenues Reflect Tourism Market Challenges
  - 1 Owned Park, 1 JV, Minority Interests in 3 Parks
  - Presence in Europe & Asia
- Strong Relative Position
  - 3 of Top 8 Parks in the US
- Promotional Synergy:
  - On-Site NBC "Events" Miss Teen USA, Reality Finals
  - On-site Shows TONIGHT "Jay-walking"
  - NBC / Telemundo Stations Local Marketing & Promotions, On-site Local Programming

Manage for Value … Base for Promotion

October 8, 2003

Source – GE's NBC Universal slide presentation 10/03

25

VIVENDI UNIVERSAL